Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended March 31, 2019 of CAE Inc. of our report dated May 17, 2019, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-97185, 333-155366 and 333-213708) of CAE Inc. of our report dated May 17, 2019 referred to above.

/s/PricewaterhouseCoopers LLP

Montreal, Québec
Canada

June 27, 2019